Exhibit 99.1
Innate Pharma Establishes a New At-The-Market (“ATM”) Program on Nasdaq
MARSEILLE, France— (BUSINESS WIRE)—April 26, 2023—Regulatory News:
Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to a new At-The-Market (“ATM”) program. Pursuant to this program, the Company may offer and sell to eligible investors (as described below) a total gross amount of up to $75 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Innate, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective unless terminated in accordance with the sales agreement or the maximum amount of the program has been reached. In connection with the establishment of a new ATM program, the Company has terminated the sales agreement, dated as of May 3, 2022, relating to its previous ATM program, effective as of April 19, 2023.
The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates and for working capital and general corporate purposes.
Jefferies, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Jefferies’ normal sales and trading practices. Sales prices may vary based on market prices and other factors.
The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 22nd resolution adopted by the Annual General Meeting of Shareholders held on May 20, 2022 (the “2022 Annual General Meeting”), within the limit of a maximum number of 23,922,825 ordinary shares and ADSs (being the maximum authorized by the shareholders in such resolution), representing a maximum potential dilution of approximately 22.97% based on the existing share capital of the Company.
It should be noted that the 2023 Annual General Meeting of Shareholders has been convened for May 12, 2023 (the “2023 Annual General Meeting”). During the 2023 Annual General Meeting, new resolutions allowing for capital increases will be put to the shareholders’ vote. If they are approved, they will replace, inter alia, the aforementioned 22nd resolution adopted by the 2022 Annual General Meeting of Shareholders. Therefore, from then on, ADSs offered in the ATM and the underlying ordinary shares would be issued through a capital increase without shareholders’ preferential subscription rights and reserved to (i) industrial or commercial companies involved in the pharmaceutical / biotechnological sector, (ii) investment companies or investment funds’ management companies or investment funds, governed by French or foreign law that invest on a regular basis in the pharmaceutical/biotechnological sector, or (iii) any other legal person (including a trust) or natural person that invest on a regular basis, in the pharmaceutical / biotechnological sector, under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 26th resolution that would be adopted by the 2023 Annual General Meeting. The maximum number of ordinary shares and ADSs that can be issued is 24,155,537 ordinary shares (being the maximum authorized by the shareholders in such resolution), representing a maximum potential dilution of approximately 23.14% based on the existing share capital of the Company. Sales under the ATM program effected pursuant to the 22nd resolution adopted by the 2022 Annual General Meeting of Shareholders or the 26th resolution that would be adopted by the 2023 Annual General Meeting would be effected after an investor would have approached Jefferies to indicate its interest in acquiring ADSs.
The ADSs offered in the ATM can only be offered to “Qualified Institutional Buyers” as defined in Rule 144A under the US 1933 Securities Act, as amended (the “Securities Act”) or to “accredited investors” as defined in Regulation D under the Securities Act.
On an illustrative basis, assuming the issuance of the full amount of $75 million of ADSs under the ATM program at an assumed offering price of $2.995, the last reported sale price of the ADSs on Nasdaq on April 20, 2023, a holder of 1.0% of the outstanding Company’s share capital as of the date of this press release, would hold 0.76% of the outstanding Company’s share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).
During the term of the ATM program, the Company will include in the publication of its financial results information about its use of the program during the preceding quarter and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time. In addition, in case of a particularly significant capital increase, the Company will publish an ad hoc press release.
A shelf registration statement on Form F-3 (including a prospectus) relating to Innate’s ADSs was filed with the SEC on January 13, 2021 and subsequently declared effective on January 28, 2021. Before purchasing ADSs in the offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Jefferies LLC, 520 Madison Ave, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com. No prospectus will be subject to the approbation of the Autorité des Marchés Financiers (“AMF”) pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council dated June 14, 2017, as amended (the “Prospectus Regulation”) since the contemplated share capital increase (for the issuance of the ordinary shares underlying the ADS) would be offered to qualified investors (as such term is defined in Article 2(e) of the Prospectus Regulation) and fall under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market and will represent, over a period of 12 months, less than 20% of the number of securities already admitted to trading on the same regulated market. The prospectus supplement filed today with the SEC does not include any information that would be required to be disclosed under Article 17, paragraph 1 of EU Regulation n°596/2014 of April 16, 2014 on Market Abuse, as amended.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.
About Innate Pharma:
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.
Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29
Disclaimer on forward-looking information and risk factors:
This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact the current state of the world financial market and economic conditions, as well as recent health and geopolitical events, including recent bank failures, on the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company’s actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque”) section of the Universal Registration Document filed with the AMF, which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.
Contacts
Investors
Innate Pharma
Henry Wheeler
+33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr
Media Relations
Newcap
Arthur Rouillé
+33 (0)1 44 71 00 15
innate@newcap.eu